Exhibit 99.1

VANCOUVER, British Columbia, April 07, 2022 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) (“ElectraMeccanica” or the "Company"), a designer and manufacturer of electric vehicles revolutionizing the urban driving experience, today announced the appointment of William (Bill) Quigley III to its Board of Directors.

Mr. Quigley is an accomplished leader with a proven track record in large enterprises specific to the automotive industry. With 30 plus years in the industry, Bill’s career has included the following key roles: Executive Vice President and Chief Financial Officer at Dana Holding Corporation, an automotive, commercial vehicle and off-highway driveline, sealing and thermal tier 1 supplier; Executive Vice President and Chief Financial Officer at Visteon Corporation, an automotive systems supplier; and Vice President and Controller / Chief Accounting Officer at Federal-Mogul Corporation, a developer, manufacturer, and supplier of a diverse range of OEM and aftermarket automotive products.

Most recently, Bill served as Senior Vice President and Chief Financial Officer at Nexteer Automotive Group Limited, a $3.5 billion steering and driveline tier 1, automotive supplier, assuming the role in 2016. Additionally, since 2015 he has served as a director and Audit Committee Chairman for Cadre Holdings Inc. (NYSE: CDRE), a global leader in the manufacture and distribution of safety and survivability equipment for first responders. Bill graduated with a bachelor’s degree in Accounting from Michigan State University and is a Certified Public Accountant.

“Bill joins our Board of Directors with a wealth of industry knowledge and expertise,” said Kevin Pavlov, CEO of ElectraMeccanica. “As we continue to strive for excellence at ElectraMeccanica, we will benefit from his direct experience and documented success in the development and execution of strategic initiatives while delivering sustainable improvements. His knowledge of working with manufacturing and a strategic supply base brings great benefit to the Company as we near the completion of our Mesa Facility and continue to scale production.”

Mr. Quigley added, “I am honored to be joining the Board at such an important point in the Company’s evolution. I look forward to working with Kevin and the Board, leveraging my industry experience as production scales and deliveries of the flagship SOLO EV are rolled out nationwide for many more to enjoy the exciting and unique driving experience.”

About ElectraMeccanica Vehicles Corp.

ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. Depending on driving conditions, temperature and climate controls, the SOLO has a range of up to 100 miles and a top speed of up to 80 mph. The SOLO also features front and rear crumple zones, side impact protection, roll bar, torque-limiting control as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system.

It blends a modern look with safety features at an accessible price point of $18,500 (MSRP) for the consumer model and $24,500 (MSRP) for the delivery-oriented SOLO Cargo model, which features an expanded cargo box to accommodate a wide variety of fleet and commercial applications. The SOLO is currently available for order here. For more information, please visit www.electrameccanica.com.

Investor Relations Contact
MZ Group
(949) 259-4987
SOLO@mzgroup.us

Public Relations Contact
Amy Pandya
R&CPMK
(310) 967-3418
amy.pandya@rogersandcowanpmk.com

Safe Harbor Statement

Except for the statements of historical fact contained herein, the information presented in this news release constitutes “forward-looking statements” as such term is used in applicable United States and Canadian securities laws. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”, “plans”, “may”, “will”, or their negatives or other comparable words) are not statements of historical fact and should be viewed as “forward-looking statements”. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the prices of other electric vehicles, costs associated with manufacturing vehicles, the availability of capital to fund business plans and the resulting dilution caused by the raising of capital through the sale of shares, changes in the electric vehicle market, changes in government regulation, developments in alternative technologies, inexperience in servicing electric vehicles, labour disputes and other risks of the electric vehicle industry including, without limitation, those associated with the delays in obtaining governmental approvals and/or certifications. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable law. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the United States Securities and Exchange Commission (the “SEC”) (available at www.sec.gov) and with Canadian securities administrators (available at www.sedar.com). Although the Company believes that the beliefs, plans, expectations and intentions contained in this news release are reasonable, there can be no assurance those beliefs, plans, expectations or intentions will prove to be accurate. Investors should consider all of the information set forth herein and should also refer to the risk factors disclosed in the Company’s periodic reports filed from time-to-time with the SEC. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.